SECURITIES AND EXCHANGE COMMISSION
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑           Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc
(Registrant)

Date 11 August 2006	By
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 July 2006

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London
Announcement	Announcement

Replacement of 03 July 2006 announcement in respect of the Company purchasing its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (03 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (17 July 2006)

Announcement	Announcement

Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (04 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (18 July 2006)

Announcement	Announcement

Company releases shares from treasury to satisfy grants made under employee share plans. (05 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe)Limited. (19 July 2006)

Announcement	Announcement

Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (05 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe)Limited. (20 July 2006)

Announcement	Announcement

Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (06 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (21 July 2006)

Announcement	Announcement

Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (07 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (24 July 2006)

Announcement	Announcement

Company notified of transactions in respect of the Employee Benefit Trust. Transfer of Shares by Diageo Share Ownership Trustee Limited and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their beneficial interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 July 2006)
Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (25 July 2006)

Announcement	Announcement

Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (10 July 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (26 July 2006)

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London
Announcement	Announcement

Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (11 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (26 July 2006)

Announcement	Announcement

Company releases shares from treasury to satisfy grants made under employee share plans. (12 July 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (26 July 2006)

Announcement	Announcement

Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (12 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (27 July 2006)

Announcement	Announcement

Replacement of 14 July 2006 announcement in respect of the Company purchasing its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (14 July 2006)	Company releases shares from treasury to satisfy grants made under employee share plans. (28 July 2006)

Announcement	Announcement

Company releases shares from treasury to satisfy grants made under employee share plans. (14 July 2005)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (28 July 2006)

Announcement	Announcement

Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (14 July 2006)	Company purchases its own securities for holding in treasury through Credit Suisse Securities (Europe) Limited. (31 July 2006)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:29 03-Jul-06
Number	6017F
This announcement replaces the original announcement released on July 3rd at 17.02pm, RNS No: 5988F.
The number of treasury shares held should have read 253,649,544 and not 253,649,895 as previously stated. All other details remain unchanged. The amended text appears below.
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 919.87 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 253,649,544 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,797,330,701.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:22 04-Jul-06
Number	6835F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 250,000 ordinary shares at a price of 915.43 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 253,899,544 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,797,080,701.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:13 05-Jul-06
Number	PRNUK-0507

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares

Diageo plc (the ‘Company’) announces that today, it released from treasury 4,068 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 253,895,476 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,797,084,769.
5 July 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 05-Jul-06
Number	7502F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 913.55 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 254,345,476 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,796,634,769.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:40 06-Jul-06
Number	8279F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 915.06 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 254,745,476 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,796,234,769.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:07 07-Jul-06
Number	8975F

Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 475,000 ordinary shares at a price of 906.1 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 255,220,476 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,795,759,769.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:15 10-Jul-06
Number	PRNUK-1007

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notifications listed below are each in respect of a single transaction of which notification was received under Paragraph 3.1.2 of the Disclosure Rules and, in respect of directors of Diageo plc only, Section 324 of the Companies Act 1985.
Diageo plc (the ‘Company’) announces that:
1. It received notification on 10 July 2006 of the following allocations of ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 July 2006 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	19
P S Walsh	19
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 July 2006 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	19
J Grover	19
A Morgan	19
G Williams	19
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.08.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	294,688
P S Walsh	763,056

Name of PDMR
S Fletcher	109,896
J Grover	152,037
A Morgan	141,528
G Williams	188,581	*

(* of which 5,423 are held in the form of American Depository Shares (‘ADS’). 1 ADS is the equivalent of 4 Ordinary Shares.)
2. It received notification on 10 July 2006 from Lord Blyth, a director of the Company, that he has purchased 1,095 Ordinary Shares on 10 July 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £10,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.08.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 129,020.
3. It received notification on 10 July 2006 from Todd Stitzer, a director of the Company, that he has purchased 109 Ordinary Shares on 10 July 2006 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.08.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 3,107.
10 July 2006
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 10-Jul-06
Number	9741F
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 250,000 ordinary shares at a price of 913.97 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 255,470,476 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,795,509,769.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:05 11-Jul-06
Number	0465G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 919.92 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 255,920,476 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,795,059,769.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:10 12-Jul-06
Number	PRNUK-1207

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,928 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.

Following this release, the Company holds 255,918,548 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,795,061,697.
12 July 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:44 12-Jul-06
Number	1196G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 928.63 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 256,418,548 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,794,561,697.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	10:46 14-Jul-06
Number	2139G
This announcement replaces the original announcement released on 13/07/06 at 16:56, RNS No: 1880G.
The number of treasury shares held should have read 256,878,548 and not 256,893,548 and the total number of shares outstanding should read 2,794,101,697 and not 2,794,086,697 as previously stated. All other details remain unchanged.
The amended text appears below
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 460,000 ordinary shares at a price of 915.91 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 256,878,548 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,794,101,697.
END

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	14:32 14-Jul-06
Number	PRNUK-1407

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 497 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 256,878,051 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,794,102,194.
14 July 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:02 14-Jul-06
Number	2574G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 425,000 ordinary shares at a price of 906.1 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 257,303,051 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,793,677,194.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 17-Jul-06
Number	3261G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 897.98 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 257,803,051 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,793,177,194.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:08 18-Jul-06
Number	3946G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 550,000 ordinary shares at a price of 895.94 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 258,353,051 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,792,627,194.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 19-Jul-06
Number	4661G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 650,000 ordinary shares at a price of 892.49 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 259,003,051 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,791,977,194.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:33 20-Jul-06
Number	5322G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 902.59 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 259,453,051 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,791,527,194.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:53 21-Jul-06
Number	5902G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 900.23 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 259,953,051 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,791,027,194.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 24-Jul-06
Number	6546G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 450,000 ordinary shares at a price of 915.94 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 260,403,051 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,790,577,194.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:42 25-Jul-06
Number	7174G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 918.02 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 260,803,051 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,790,177,194.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:47 26-Jul-06
Number	PRNUK-2607

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 256 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 260,802,795 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,790,177,450.
26 July 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 26-Jul-06
Number	7895G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 918.32 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 261,202,795 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,789,777,450.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares

Released	16:50 27-Jul-06
Number	8609G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 932.39 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 261,602,795 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,789,377,450.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:09 28-Jul-06
Number	PRNUK-2807

TO:	Regulatory Information Service PR Newswire
RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 401 Ordinary shares of 28101/108 pence each (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 906 pence per share.
Following this release, the Company holds 261,602,394 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,789,377,851.
28 July 2006
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:12 28-Jul-06
Number	9405G
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 400,000 ordinary shares at a price of 940.43 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, Diageo plc holds 262,002,394 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,788,977,851.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:17 31-Jul-06
Number	0182H
Diageo plc announces that it has today purchased through Credit Suisse Securities (Europe) Limited 300,000 ordinary shares at a price of 943.3 pence per share. The purchased shares will all be held as treasury shares.
Following the above purchase, Diageo plc holds 262,302,394 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,788,677,851.
END